www.excellonresources.com

EXCELLON ANNOUNCES UPDATE ON KILGORE PLAN OF OPERATIONS

Toronto, Ontario – May 7, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) reports that the United States Federal District Court for the District of Idaho (the “Court”) has issued a decision amending its December 2019 judgment in respect of the United States Forest Service (“USFS”) Environmental Assessment (“EA”) and Decision Notice/Finding of No Significant Impact (“DN/FONSI”) for the Kilgore Project in Clark County, Idaho.

The EA analyzed a proposed diamond drilling plan of operations (the “Plan”) at the Kilgore Project to further delineate mineral resources and mineralized zones. A lawsuit was filed by two environmental organizations in November 2019 on several grounds, including that there was inadequate consideration of potential ground water impacts within the Dog Bone Ridge area of the Kilgore Project. Dog Bone Ridge is a regional target in the proposed exploration program in the Plan and is not associated with the defined Kilgore mineral resource or the associated preliminary economic assessment on such resource.

In the December 18, 2019 decision, the Court ruled in favour of the USFS on all but the claim in respect of Dog Bone Ridge. The Court remanded the EA back to the USFS to supplement its analysis on Dog Bone Ridge, leaving the EA and the approved Plan in place. The plaintiffs subsequently moved the Court to amend its judgment to vacate the DN/FONSI and EA pending completion of the supplemental analysis. The Court agreed with the plaintiffs and vacated the DN/FONSI and EA in its amended judgment.

“We understood from our review of the Kilgore Project during our acquisition of Otis Gold that completing further environmental analysis would be required for the Dog Bone Ridge area in response to the Court’s December 2019 decision,” stated Brendan Cahill, President and CEO of Excellon. “We will continue to work collaboratively with the USFS to address the issue identified by the Court and complete the supplemental analysis. Although the Dog Bone Ridge area is not critical to our exploration plans at Kilgore, we are assessing the potential impact of this decision on our overall drilling schedule. As described below, we have substantial additional work to advance in the interim other than the drilling delayed due to the vacatur of the DN/FONSI, and we are excited about the future of Kilgore.”

In addition to advancing the further environmental analysis, Excellon continues to build its Kilgore team. The Company aims to improve understanding of the deposit setting on a local and regional scale through: re-logging core to enhance the underlying structural and lithologic framework, improving characterization of host rocks through lithogeochemistry, and sampling and assaying of silver mineralization to potentially improve project economics. The Company also looks forward to continuing regional exploration, prospecting and geophysics to generate new targets for potential mineralization.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.